UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 3)

GENOPTIX, INC.

(Name of Subject Company)

GENOPTIX, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

37243V100

(CUSIP Number of Class of Securities)

Tina S. Nova, Ph.D.

President and Chief Executive Officer

Genoptix, Inc.

1811 Aston Avenue

Carlsbad, CA 92008

(760) 268-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person Filing Statement)

With copies to:

Frederick T. Muto, Esq.

Barbara L. Borden, Esq.

J. Patrick Loofbourrow, Esq.

Cooley LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Genoptix, Inc., a Delaware corporation (“Genoptix” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on January 28, 2011, as amended and supplemented, relating to the tender offer by GO Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Novartis Finance Corporation, a New York corporation and an indirect wholly-owned subsidiary of Novartis AG, a stock corporation organized under the laws of Switzerland, to purchase all the issued and outstanding shares of Genoptix’ common stock, $0.001 par value per share, at a price of $25.00 per share net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 28, 2011, and in the related Letter of Transmittal, each of which as amended or supplemented from time to time.

Item 4.	The Solicitation or Recommendation.

The sixth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“On September 7, 2010, the board of directors of the Company met, together with Cooley and Barclays, to discuss the possibility of commencing a process of reviewing strategic alternatives. Representatives of Cooley advised the Company’s board of directors of its fiduciary duties in the context of exploring strategic alternatives. The board of directors of the Company also discussed the engagement of financial advisors to assist the Company in analyzing and exploring these strategic alternatives and authorized the management of the Company to negotiate an engagement letter with Barclays. The Company’s board of directors then unanimously authorized the Company’s management to explore commencing a process of reviewing the Company’s strategic alternatives. The Company’s board of directors also determined that, in order to more effectively and efficiently direct and oversee the management of the Company in that process, it would establish a strategic committee. The board of directors appointed Karin Eastham, Michael A. Henos, Geoffrey M. Parker, and Andrew E. Senyei, M.D. to the strategic committee. The members of the strategic committee are each independent directors and have backgrounds in finance, venture capital and investment banking. The strategic committee was directed to advise, direct and oversee the management of the Company in their strategic alternative review process, evaluate any specific proposals or offers received by the Company, make recommendations to the board of directors of the Company with respect to such proposals or offers and review and approve the engagement of financial advisors. The board of directors of the Company reserved for itself the authority to authorize and approve any specific transaction.”

The twelfth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“On November 1 and 2, 2010, the board of directors of the Company held its regularly scheduled meeting to review the Company’s strategic plan as a stand-alone company, including its prospects for revenue and profitability growth in the near and longer term, required and potential investments, potential uses of available cash, including a potential return of capital to stockholders, and challenges facing the business. During the November 2, 2010 meeting, representatives of Barclays delivered a presentation on the October Offer, their preliminary analyses of the October Offer and alternatives for structuring a strategic review process. Representatives of Cooley discussed the fiduciary duties of the board of directors of the Company in the context of the review of the October Offer and the proposed process. The board of directors of the Company discussed the Company’s strategic plan and strategic alternatives, including continuing to execute on the Company’s strategic plan as an independent public company and engaging in potential stock repurchases or a self tender to return capital to the stockholders. The board of directors also considered the possibility of acquiring other companies or assets or engaging in a transformative merger with a strategic party. Following the discussion, the board of directors of the Company authorized the Company’s management to continue discussions related to the October Offer and to commence a process to contact select strategic and financial parties who were believed by Barclays and the Company’s management to be the most likely parties with the interest and ability to acquire a specialized laboratory company like the Company at an attractive price level. The Company’s management authorized Barclays to communicate with such parties, and to conduct the bid process, on behalf of the Company.”

The thirteenth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“In November 2010, Barclays had discussions with 14 potential parties, including seven parties that entered into confidentiality agreements, received management presentations and obtained access to the electronic data room. Novartis was one of the 14 potential parties. Four of the seven parties withdrew from the process without submitting bids, including the one financial party. During the process, the Company’s management held extensive due diligence sessions with four interested parties, all of whom were strategic parties.”

The fourteenth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“On November 17, 2010, the board of directors of the Company held a telephonic board meeting and on November 18, 2010, the strategic committee held a telephonic meeting to receive updates on the initial meetings with interested parties contacted to date and to discuss and approve the process recommended by the financial advisors. Cooley participated in each of the meetings.”

The fifteenth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“On November 19, 2010, Barclays delivered bid request letters to each of these interested parties informing such parties that bids, with a mark-up of the merger agreement to acquire the Company in a cash tender offer followed by a merger, were due by December 17, 2010. The Company gave each of these interested parties access to an electronic data room and continued to add information and documents in response to questions from the interested parties. The Company structured the potential transaction as a cash tender offer followed by a merger because the Company was seeking an all cash offer and because this structure enables stockholders to receive cash at the earliest possible date following execution of a definitive agreement. On November 22, 2010, Peter Kerrane, Global Head of Mergers & Acquisitions of Novartis, contacted representatives of Barclays regarding participating in the ongoing process. On November 29, 2010, Novartis International and the Company executed the Confidentiality Agreement.”

The nineteenth paragraph under the heading titled “Background of Offer” is hereby amended and restated as follows:

“On December 6, 2010, the Company’s board of directors met with legal and financial advisors and the management of the Company to discuss the status of discussions with the interested parties and the range of strategic options available to the Company. As of the date of this meeting, Barclays had contacted 10 potential bidders (including Novartis), 9 of whom were clinical laboratory or diagnostic companies and 1 financial party that owned a diagnostic laboratory business. Because Novartis expressed interest in entering the process, the Company’s board of directors asked Barclays whether there were other large pharmaceutical companies with oncology diagnostic testing products that might also have an interest in acquiring the Company. Following the meeting, Barclays contacted four parties with this profile and none of them expressed any interest in discussing a strategic transaction with the Company.”

The third paragraph under the heading titled “Opinion of Barclays - Selected Precedent Transaction Analysis” is hereby amended and restated as follows:

“The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed transaction. Barclays, therefore, made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Company. Based upon these judgments, Barclays selected a range of 1.10x to 2.50x multiples of 2010 revenue and 7.5x to 10.0x 2010 estimated EBITDA and applied such ranges to the management projections to calculate a range of implied prices per Share. Both selected ranges were within the range of observed multiples in the selected precedent transactions. The following table sets forth the transactions analyzed based on such characteristics and the results of such analysis:”

The first two sentences of the first paragraph under the heading titled “Opinion of Barclays - Leveraged Acquisition Analysis” are hereby amended and restated as follows:

“Barclays performed a leveraged acquisition analysis in order to ascertain the price for the Shares which might be achieved in a leveraged buyout transaction with a financial buyer using a debt capital structure consistent with the proposed transaction and based upon current market conditions. Barclays assumed the following in its analysis: (i) a debt capital structure comprised of 3.75x Debt / 2010 EBITDA and a blended cost of 9.5%, (ii) use of $130 million in cash on hand to fund the transaction as to leave approximately $10 million of cash on hand to fund the business and provide for liquidity to the Company’s operations, (iii) an equity investment that would achieve a rate of return of approximately 25% to 30% over 5 years, and (iv) an exit of the investment in 2015 at an EBITDA multiple of 7.5x. Selection of the assumed debt capital structure was based on Barclays’ experience in similar leveraged acquisition transactions and represents an estimate of the leverage level at which private equity groups could source financing for such a transaction with Genoptix. The assumed equity rate of return is based on an estimate of the rate of return that a private equity investor would require in order to invest in Genoptix, and the assumed exit EBITDA multiple is the estimated level at which private equity investors would expect to monetize their investment. The assumption of 7.5x 2015 EBITDA also corresponds to the low end of the selected range for the selected precedent transaction analysis, as conservative assumptions are often used when analyzing potential leveraged acquisition transactions. The following summarizes the debt profile of the leveraged buyout analysis over the period from 2010 to 2015.

Debt /LTM EBITDA (Rounded)
2010	3.8x
2011E	3.2x
2012E	2.1x
2013E	1.3x
2014E	0.8x
2015E	0.2x”

The second paragraph under the heading titled “Opinion of Barclays - Discounted Cash Flow Analysis” is hereby amended and restated as follows:

“To calculate the estimated enterprise value of the Company using the discounted cash flow method, Barclays added (i) the Company’s projected after-tax unlevered free cash flows for fiscal years 2011 through 2015 based on management projections to (ii) the “terminal value” of the Company as of December 31, 2015, and discounted such amount to its present value using a range of selected discount rates. The after-tax unlevered free cash flows were calculated by taking the tax-affected EBITDA and subtracting capital expenditures and adjusting for changes in working capital. In this analysis, stock-based compensation was treated as a cash expense. The residual value of the Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal growth rates for the period ending December 31, 2015 of 2.50% to 3.50% and applying such range to the management projections, normalized for depreciation and capital expenditures. Barclays assumed the 2.50% - 3.50% terminal growth rate based on its industry expertise. The range of after-tax discount rates of 10.0% to 13.0% was selected based on an analysis of the weighted average cost of capital of the Company and the comparable companies, taking into consideration assumed unlevered Bloomberg betas and capital structures. Barclays then calculated a range of implied prices per Share by adding estimated net cash as of December 31, 2010 to the estimated enterprise value using the discounted cash flow method and dividing such amount by the fully diluted number of Shares. The following summarizes the result of these calculations:

Implied Equity Value per Share
Discounted Cash Flow	$ 23.61 -$32.67”

Item 8.	Additional Information.

A new paragraph is hereby added after the last paragraph under the section titled “Legal Proceedings” as follows:

“On February 18, 2011, the Company entered into a memorandum of understanding (“MOU”) providing for the settlement of the putative class action lawsuits currently pending in the Superior Court of the State of California, San Diego County (the “Court”) – captioned (1) Page v. Genoptix, Inc., Case No. 37-2011-00050762-CU-BT-NC, (2) Schwitters v. Genoptix, Inc., Case No. 37-2011-00050783-CU-BT-NC and (3) The George Leon Family Trust v. Genoptix, Inc., Case No. 37-2011-00050935-CU-BT-NC (the “Actions”). The MOU resolves the allegations by plaintiffs against defendants in connection with the Offer and Merger and, pending confirmatory discovery and approval of the court, provides for a general release by the class of Company shareholders of all claims against defendants and their affiliates in connection with the Offer and the Merger. Pursuant to the MOU, the parties to the MOU will negotiate in good faith to execute an appropriate Settlement Agreement, which will provide that upon approval of the settlement, the Actions shall be dismissed with prejudice. Pursuant to the terms of the MOU, the Company will provide additional supplemental disclosures to its Schedule 14D-9 (such disclosures being set forth above). The Company believes that the supplemental disclosures are not required to be disclosed under federal securities laws or under state law and are not material as a matter of law or in the context of a stockholder’s decision to tender Shares into and accept the Offer. The settlement, including the payment by the Company or any successor thereto of any attorneys’ fees, is also contingent upon, among other things, the Merger becoming effective under Delaware law. In the event that the settlement is not approved and such conditions are not satisfied, the defendants will continue to vigorously defend against the allegations set forth in the Actions.”

Item 9.	Exhibits

The exhibit table in the Schedule 14D-9 appearing in Item 9 is amended and supplemented to add the following exhibit:

Exhibit Number	Description
(a)(1)(K)	Press Release issued by Genoptix, Inc. on February 19, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENOPTIX, INC.

By:	/s/ Tina S. Nova, Ph.D.
Name:	Tina S. Nova, Ph.D.
Title:	President and Chief Executive Officer

Dated: February 22, 2011